Filed Pursuant to Rule 253(g)(2)

File No. 024-12450

SUPPLEMENT NO. 1 DATED MARCH 13, 2026

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2025

MCQUEEN LABS SERIES, LLC

This Supplement No. 1 dated March 13, 2026 (this “Supplement”), amends and supplements the Offering Circular of McQueen Labs Series, LLC (the “Company”), dated December 23, 2025 (the “Offering Circular”). This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular (including the disclosures incorporated by reference therein). This Supplement is qualified by reference to the Offering Circular, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular, in particular:

●	announce the closing of the series offering for McQueen Labs Series LLC — Series 004 — 2014 Mercedes Solarbeam.

CLOSING OF SERIES OFFERING FOR MCQUEEN LABS SERIES LLC — SERIES 004 — 2014 MERCEDES SOLARBEAM

On March 6, 2026, the Company closed the series offering for McQueen Labs Series LLC — Series 004 — 2014 Mercedes Solarbeam pursuant to File No. 024-12450 (the “Offering”). The Offering was originally qualified by the Securities and Exchange Commission on December 20, 2024. The Offering commenced on December 20, 2024, with a maximum offering amount of $786,720 with 39,336 Class A Units qualified to be sold in the Offering at price of $20.00 per Class A Unit. The Company sold 28,575 Class A Units in the Offering resulting in gross offering proceeds of $571,500. The Offering costs included $1,428.75 for the Rialto Fee. The Administrator paid all expenses of the Offering, including fees and expenses associated with qualification of the Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Offering. The net proceeds from the Offering were $570,071.25. Additionally, the Company paid the Acquisition Fee to the Administrator, in a combination of $31,135.75 and 2,269 Class A Units of McQueen Labs Series LLC — Series 004 — 2014 Mercedes Solarbeam. Simultaneously with the closing of the Offering, the Company paid MQ Solarbeam AMG, LLC, a wholly owned subsidiary of the Administrator, 8,493 Class A Units of McQueen Labs Series LLC — Series 004 — 2014 Mercedes Solarbeam to acquire the 2014 Mercedes SLS AMG Black Series.

SERIES OFFERING TABLE

The following table appearing in the “Series Offering Table” section on page 2 of the Offering Circular is replaced in its entirety as follows:

Series Name	Underlying Asset	Maximum Offering Amount	Minimum Offering Size(2)	Maximum Class A Units	Minimum Class A Units	Opening Date	Status
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	1986 Lamborghini Countach	$343,860	$171,940	17,193	8,597	10/23/2024	Closed	(3)
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	1984 Ferrari 512	$255,280	$127,640	12,764	6,382	10/23/2024	Open
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	2012 Lexus LFA	$444,840	$222,420	22,242	11,121	12/20/24	Open
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	2014 Mercedes SLS AMG Black Series	$786,720	$393,360	39,336	19,668	12/20/24	Closed	(4)
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	2001 Lamborghini Diablo VT 6.0 GT	$1,138,760	$284,700	56,938	14,235	4/23/25	Open

(1)	We expect that the approximate date of commencement of proposed sale to the public is promptly following qualification by the SEC of the Offering Statement.
(2)	Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. For any series offering where no Minimum Offering Amount applies, the Company may hold a closing at a date and time determined by the Company, in its sole discretion, without the requirement that any minimum amount of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance.
(3)	On July 25, 2025, the Company closed the series offering for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach pursuant to File No. 024-12450 (the “Offering”). The Offering was originally qualified by the Securities and Exchange Commission on October 23, 2024. The Offering commenced on October 23, 2024, with a maximum offering amount of $343,860 with 17,193 Class A Units qualified to be sold in the Offering at price of $20.00 per Class A Unit. The Company sold 17,193 Class A Units in the Offering resulting in gross offering proceeds of $343,860. The Offering costs included $859.62 for the Rialto Fee. The Administrator paid all expenses of the Offering, including fees and expenses associated with qualification of the Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Offering. The net proceeds from the Offering were $343,000.80. On September 2, 2025, McQueen Labs Series, LLC, on behalf of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (referred to together herein as “we”, “our” or the “Company”) entered into a Motor Vehicle Bill of Sale (collectively, the “Agreement”) pursuant to which the Company agreed to effect the sale of the 1986 Lamborghini Countach (the “Vehicle”) held by McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach to Ultimate Motors Inc., dba Ft. Lauderdale Collection (“Ft. Lauderdale Collection”), in exchange for $735,000.00 (the “Countach Closing Fee”). On March 6, 2026, the parties consummated the transaction contemplated by the Agreement, with the Company receiving the Countach Closing Fee and the title of the Vehicle passed to Ft. Lauderdale Collection.

(4)	On March 6, 2026, the Company closed the series offering for McQueen Labs Series LLC — Series 004 — 2014 Mercedes Solarbeam pursuant to File No. 024-12450 (the “Offering”). The Offering was originally qualified by the Securities and Exchange Commission on December 20, 2024. The Offering commenced on December 20, 2024, with a maximum offering amount of $786,720 with 39,336 Class A Units qualified to be sold in the Offering at price of $20.00 per Class A Unit. The Company sold 28,575 Class A Units in the Offering resulting in gross offering proceeds of $571,500. The Offering costs included $1,428.75 for the Rialto Fee. The Administrator paid all expenses of the Offering, including fees and expenses associated with qualification of the Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Offering. The net proceeds from the Offering were $570,071.25. Additionally, the Company paid the Acquisition Fee to the Administrator, in a combination of $31,135.75 and 2,269 Class A Units of McQueen Labs Series LLC — Series 004 — 2014 Mercedes Solarbeam. Simultaneously with the closing of the Offering, the Company paid MQ Solarbeam AMG, LLC, a wholly owned subsidiary of the Administrator, 8,493 Class A Units of McQueen Labs Series LLC — Series 004 — 2014 Mercedes Solarbeam to acquire the 2014 Mercedes SLS AMG Black Series.